Filed Pursuant to Rule 424(b)(2)
Registration No. 333-125671

PROSPECTUS

COLUMBIA LABORATORIES, INC.

3,900,000 Shares of Common Stock

_____________________________________

The stockholders identified in this prospectus are offering for sale from time to time:

•	3,450,000 shares of our common stock that are issuable upon conversion of our shares of series E convertible preferred stock; and

•	450,000 shares of our common stock that are issuable upon exercise of outstanding warrants.

On May 10, 2005, we sold an aggregate of 69,000 shares of series E convertible preferred stock, a newly-designated series of our preferred stock, to certain of the stockholders identified in this prospectus, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. Each share of series E convertible preferred stock may be converted by the holder into 50 shares of our common stock, subject to adjustment, and will automatically be converted into common stock at that rate upon the date that the average of the daily market prices of our common stock for the 20 consecutive trading days preceding such date exceeds $6.00 per share.

In 2001, we issued a warrant to G. Frederick Wilkinson, our President and Chief Executive Officer, exercisable for 350,000 shares of our common stock at an exercise price of $8.35 per share, subject to adjustment. In addition, in 2001, we issued a warrant to James J. Apostolakis, our former Vice President, Investor Relations, exercisable for 100,000 shares of our common stock at an exercise price of $5.85 per share, subject to adjustment.

We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the issuance of shares to the selling stockholders or the resale of the shares of the selling stockholders, except that we will receive the exercise price payable in connection with exercises of the warrants.

Our common stock is listed on the Nasdaq National Market under the symbol “CBRX”. On June 6, 2005, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $2.70 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this prospectus is June 23, 2005.

TABLE OF CONTENTS

Page

RISK FACTORS	2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	8

USE OF PROCEEDS	10

SELLING STOCKHOLDERS	11

PLAN OF DISTRIUBTION	13

LEGAL MATTERS	14

EXPERTS	14

WHERE YOU CAN FIND MORE INFORMATION	14

i

In this prospectus, unless we indicate otherwise, “we,”“us,”“our” and “Columbia” refer to Columbia Laboratories, Inc. together with our subsidiaries.

We were incorporated in the State of Delaware in 1986. Our principal executive offices are located at 354 Eisenhower Parkway, Livingston, New Jersey 07039. Our telephone number is (973) 994-3999.

ii

RISK FACTORS

If you purchase shares of our common stock, you will take on financial risk. In deciding whether to purchase shares, you should carefully consider the risks described below, together with all of the other information included in this prospectus, in considering our business and prospects. The risks and uncertainties described below are not the only ones facing Columbia. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We have a history of losses and we may incur continued losses.

We have had a history of losses in each fiscal year since our founding. For the fiscal year ended December 31, 2004, and the three months ended March 31, 2005, we had net losses of $25.1 million and $4.2 million, respectively. If we are unable to successfully market our products, particularly Prochieve®8% (a progesterone gel product) and Striant® (a testosterone buccal system), and otherwise increase sales of our products, and contain our operating expenses, we may not have sufficient funds to continue operations unless we are able to raise additional funds from sales of securities or otherwise. We cannot assure you that any additional financing will be available to us on acceptable terms, if at all.

As of December 31, 2004, we had certain net operating loss carryforwards of approximately $114.0 million that may be used to reduce our future U.S. federal income tax liabilities. Our ability to use these loss carryforwards to reduce our future U.S. federal income tax liabilities could be lost if we were to experience more than a 50% change in ownership within the meaning of Section 382(g) of the Internal Revenue Code. If we were to lose the benefits of these loss carryforwards, our future earnings and cash resources would be materially and adversely affected.

We have significant payment obligations due in the foreseeable future and we may need to seek additional financing to pay these obligations and fund our operations if sales of our products do not increase and we are unable to reduce our expenses.

In July 2002 and March 2003, we entered into investment and royalty agreements with PharmaBio Development, or PharmaBio, under which we received upfront money in exchange for royalty payments on our women’s healthcare products and Striant®, respectively. We owe royalty payments to PharmaBio for a fixed period of time. These royalty payments are subject to minimum and maximum amounts, and the minimum amounts are in excess of the amounts we received from PharmaBio. In the third quarter of 2006, we owe PharmaBio a royalty true-up for the difference between the royalties paid to that period on Striant® and $13.0 million.. We paid PharmaBio $581,450 in royalties on Striant® through March 31, 2005. Sales of Striant® may not generate royalties that meet the minimum amount due at that time. In that event, there can be no assurance that we will have sufficient cash on hand to make the true-up payment.

Our business is heavily dependent on the continued sale of Crinone®(a progesterone gel), Replens® (a vaginal moisturizer), RepHresh® (a feminine hygiene product), Advantage-S®(a female contraceptive gel) and Striant®by our marketing partners. If revenues from our partnered products fail to increase as anticipated or materially decline, our financial condition and results of operations will be materially harmed.

Our results of operations are heavily dependent on the revenues and royalties derived from the sale of Crinone® to Ares Trading S.A., or Serono, the sale of Replens®, RepHresh® and Advantage-S®to Lil’ Drug Store Products, Inc. and the sale of Striant® to Ardana Biosciences, Ltd., or Ardana, for sale in Europe. Revenues from sales of these partnered products in 2004 comprised approximately 68% of our total revenues. We do not control the amount and timing of marketing resources that our partners devote to our products. The failure of Serono to effectively market Crinone®, Lil’ Drug Store Products to effectively market Replens®, RepHresh® and Advantage-S®, or Ardana to effectively market Striant® in Europe, could have a material adverse effect on our business, financial condition and results of operations.

Healthcare insurers and other payors may not pay for our products or may impose limits on reimbursement.

Our ability to commercialize Prochieve®and Striant® and future prescription products will depend, in part, on the extent to which reimbursement for such products is available from third-party payors, such as health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing prescription products to market in addition to Prochieve® and Striant®, we cannot be assured that third-party payors will pay for such products, or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development.

Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a healthcare benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. There can be no assurance that our current or any of our future products will be added to payors’ formularies, that our products will have preferred status to alternative therapies, or that the formulary decisions will be conducted in a timely manner. Once reimbursement at an agreed level is approved by a third-party payor, we may lose that reimbursement entirely or we may lose the similar or better reimbursement we receive compared to competitive products. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for Prochieve® and Striant® or future products.

We face significant competition from pharmaceutical and consumer product companies, which may adversely impact our market share.

We and our partners operate in or intend to enter intensely competitive markets. We compete against established pharmaceutical and consumer product companies that market products addressing similar needs. Further, numerous companies are developing, or may develop, enhanced delivery systems and products that compete with our present and proposed products. Many competitors have greater financial, research and technical resources than we have. These competitors may also have greater marketing capabilities, including the resources to implement extensive advertising campaigns. It is possible that we may not have the resources to withstand these and other competitive forces. As a result, we may not gain, and may lose, market share.

Our products could demonstrate hormone replacement risks.

In the past, certain studies of female hormone replacement therapy products, such as estrogen, have reported an increase in health risks. Progesterone is a natural female hormone, present at normal levels in most women through their lifetimes. However, some women require progesterone supplementation due to a natural or chemical-related progesterone deficiency. It is possible that data suggesting risks or problems may come to light in the future which could demonstrate a health risk associated with progesterone or progestin supplementation of our 8% and 4% progesterone gels. It is also possible that future study results for hormone replacement therapy could be negative and could result in negative publicity about the risks and benefits of hormone replacement therapy. As a result, physicians and patients may not wish to prescribe or use progestins, including our progesterone gels.

Similarly, while testosterone is a natural male hormone, present at normal levels in most men through their lifetime, some men require testosterone replacement therapy, or TRT, to normalize their testosterone levels. It is possible that data suggesting risks or problems may come to light in the future which could demonstrate a health risk associated with TRT or Striant®. It is also possible that future study results for hormone replacement therapy could be negative and could result in negative publicity about the risks and benefits of hormone replacement therapy. As a result, physicians and patients may not wish to prescribe or use TRT products, including Striant®.

In addition investors may become concerned about these issues and decide to sell our common stock. These factors could adversely affect our business and the price of our common stock.

We may be exposed to product liability claims.

We could be exposed to future product liability claims by consumers. Although we presently maintain product liability insurance coverage in the amount of $15 million, there can be no assurance that such insurance will be sufficient to cover all possible liabilities. An award against us in an amount greater than our insurance coverage could have a material adverse effect on our operations. Some customers require us to have a minimum level of product liability insurance coverage before they will purchase or accept our products for distribution. Our failure to satisfy insurance requirements could limit our ability to achieve broad distribution of our products. This could have a material adverse effect upon our business and financial condition.

Steps taken by us to protect our proprietary rights might not be adequate, in which case competitors may infringe on our rights or develop similar products. The United States and foreign patents upon which our original Bioadhesive Delivery System was based have expired.

Our success and competitive position are partially dependent on our ability to protect our proprietary position for our technology, products and product candidates. We rely primarily on a combination of patents, trademarks, copyrights, trade secret laws, third-party confidentiality and nondisclosure agreements, and other methods to protect our proprietary rights. The steps we take to protect our proprietary rights, however, may not be adequate. Third parties may infringe or misappropriate our patents, copyrights, trademarks, and similar proprietary rights. Moreover, we may not be able or willing, for financial, legal or other reasons, to enforce our rights. To date, we have never been a party to a proprietary rights action.

Bio-Mimetics, Inc. held the patent upon which our original Bioadhesive Delivery System, or BDS, was based and had granted us a license under that patent. Bio-Mimetics’ patent contained broad claims covering controlled release products that include a bioadhesive. However, this United States patent and its corresponding foreign patents expired in November 2003. Based upon the expiration of the original Bio-Mimetics patent, other parties will be permitted to make, use or sell products covered by the claims of the Bio-Mimetics patent, subject to other patents, including those which we hold. We have obtained numerous patents with claims covering improved methods of formulating and delivering therapeutic compounds using the BDS. We cannot assure you that any of these patents will enable us to prevent infringement, or that competitors will not develop alternative methods of delivering compounds, potentially resulting in competitive products outside the protection that may be afforded by our patents. Other companies may independently develop or obtain patent or similar rights to equivalent or superior technologies or processes. Additionally, although we believe that our patented technology has been independently developed and does not infringe on the proprietary rights of others, we cannot assure you that our products do not and will not infringe on the proprietary rights of others. In the event of infringement, we may be required to modify our technology or products, obtain licenses or pay license fees. We may not be able to do so in a timely manner or upon acceptable terms and conditions. This may have a material adverse effect on our operations.

The standards that the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Limitations on patent protection in some countries outside the U.S., and the differences in what constitutes patentable subject matter in these countries, may limit the protection we seek outside of the U.S. For example, methods of treating humans are not patentable subject matter in many countries outside of the U.S. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the U.S. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction, and the scope and enforceability of patent protection afforded by the law of the jurisdiction.

We own or are seeking registration of the following as trademarks in countries throughout the world: Crinone®, Prochieve®, Striant®, and Striant® SR. These trademarks, however, may not afford us adequate protection or we may not have the financial resources to enforce our rights under these trademarks.

We are subject to government regulation, which could affect our ability to sell products.

Nearly every aspect of the development, manufacture and commercialization of our approved pharmaceutical products is subject to time-consuming and costly regulation by various governmental entities, including the Food and Drug Administration, or FDA, the Drug Enforcement Administration and state agencies, as well as regulatory agencies in those foreign countries in which our products are manufactured or distributed. The FDA has the power to seize adulterated or misbranded products and unapproved new drugs, to require their recall from the market, to enjoin further manufacture or sale, and to publicize certain facts concerning a product. The manufacturing of our products which are either manufactured and/or sold in the United States is subject to current Good Manufacturing Practices prescribed by the FDA.

We employ various quality control measures in our efforts to ensure that our products conform to their intended specifications and meet the standards proscribed by applicable governmental regulations. Notwithstanding our efforts, our products or the ingredients we purchase from our suppliers for inclusion in our products may contain undetected defects or non-conformities with specifications. Such defects or non-conformities could compel us to recall the affected product, make changes to or restrict distribution of the product, or take other remedial actions. The occurrence of such events may harm our relations with or result in the loss of customers, injure our reputation, impair market acceptance of our products, harm our financial results, and, in certain circumstances, expose us to product liability or other claims.

The development of new pharmaceutical products is uncertain and subject to a number of significant risks.

Some of our pharmaceutical products are in various stages of development. In the United States and most foreign countries, we must complete extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product.

The process of developing product candidates involves a degree of risk and may take several years. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•	clinical trials may show our product candidates to be ineffective or to have harmful side effects;
•	product candidates may fail to receive regulatory approvals required to bring the products to market;
•	manufacturing costs or other factors may make our product candidates uneconomical; and
•	the proprietary rights of others and their competing products and technologies may prevent our product candidates from being effectively commercialized.

Success in early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.

The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. The speed with which we can complete clinical trials and applications for marketing approval will depend on several factors, including the following:

•
the rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, and the nature of the study protocol;

•	institutional review board, or IRB, approval of the study protocol and the informed consent form;
•	prior regulatory agency review and approval;
•	analysis of data obtained from clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;
•	changes in the policies of regulatory authorities for drug approval during the period of product development; and
•	the availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.

In addition, developing product candidates is very expensive and will continue to have a significant impact on our ability to generate profits. Factors affecting our product development expenses include:

•	our ability to raise any additional funds that we need to complete our trials;
•	the number and outcome of clinical trials conducted by us and/or our collaborators;
•	the number of products we may have in clinical development;
•	in-licensing or other partnering activities, including the timing and amount of related development funding, license fees or milestone payments; and
•	future levels of our revenue.

Clinical trials are expensive and can take years to complete, and there is no guarantee that the clinical trials will demonstrate sufficient safety and/or efficacy of the products to meet FDA requirements, or those of foreign regulatory authorities.

We may experience adverse events in clinical trials, which could delay or halt our product development.

Our product candidates may produce serious adverse events. These adverse events could interrupt, delay or halt clinical trials of our product candidates and could result in FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications. An IRB or independent data safety monitoring board, the FDA, other regulatory authorities, or we may suspend or terminate clinical trials at any time. Our product candidates may prove not to be safe for human use.

Delays or failures in obtaining regulatory approvals may delay or prevent marketing of the products that we are developing.

Other than Prochieve®, all of our product candidates are in clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. The regulatory approval process typically is extremely expensive, takes many years, and the timing or likelihood of any approval cannot be accurately predicted. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. If we fail to obtain regulatory approval for our current or future product candidates or expanded indications for currently marketed products, we will be unable to market and sell such products and indications and therefore may never be profitable.

As part of the regulatory approval process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy. The number of clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results and regulations applicable to any particular product candidate.

The results of initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. We cannot assure you that the data collected from the clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an IRB or independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.

The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:

•	a product candidate may not be deemed to be safe or effective;
•	the manufacturing processes or facilities we have selected may not meet the applicable requirements; and
•	changes in their approval policies or adoption of new regulations may require additional clinical trials or other data.

Any delay in, or failure to receive, approval for any of our product candidates could prevent us from growing our revenues or achieving profitability.

We are dependent on a principal supplier, the loss of which could impair our ability to manufacture and sell our products.

Medical grade, cross-linked polycarbophil, the polymer used in our products using our BDS, is currently available from only one supplier, Noveon, Inc., or Noveon. We believe that Noveon will supply as much of the material as we require because our products rank among the highest value-added uses of the polymer. In the event that Noveon cannot or will not supply enough of the product to satisfy our needs, we will be required to seek alternative sources of polycarbophil. An alternative source of polycarbophil may not be available on satisfactory terms, which would impair our ability to manufacture and sell our products.

We are dependent upon third-party developers and manufacturers, the loss of which could result in a loss of revenues.

We rely on third parties to develop and manufacture our products. These third parties may not be able to satisfy our needs in the future, and we may not be able to find or obtain FDA approval of alternate developers and manufacturers. The failure to develop new products or delays in development and manufacture of our products could have a material adverse effect on our business. This reliance on third parties could have an adverse effect on our profit margins. Any interruption in the manufacture of our products would impair our ability to deliver our products to customers on a timely and competitive basis, and could result in the loss of revenues.

The loss of our key executives could have a significant impact on our company.

Our success depends in large part upon the abilities and continued service of our executive officers and other key employees, particularly G. Frederick Wilkinson, our President and Chief Executive Officer, and Robert S. Mills, our Senior Vice President and Chief Operating Officer. We have entered into employment agreements with Mr. Wilkinson and Mr. Mills, both of which expire in March 2007. Our Board of Directors has adopted a Form of Indemnification Agreement for Officers and Directors and a Form of Executive Change of Control Severance Agreement for Officers. The loss of services of these persons could have a material adverse effect on our business and prospects.

Sales of large amounts of common stock may adversely affect our market price. The issuance of preferred stock may adversely affect rights of common stockholders.

As of May 31, 2005, we had 41,751,934 shares of common stock outstanding, of which approximately 41,251,934 shares were freely tradable. Approximately 500,000 shares of our common stock are restricted securities, but may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. We also have the following securities outstanding: series B convertible preferred stock, series C convertible preferred stock, series E convertible preferred stock, warrants and options. If all of these securities are exercised or converted, an additional 11,534,072 shares of common stock will be outstanding, all of which will have been registered for resale under the Securities Act. The exercise and conversion of these securities is likely to dilute the book value per share of our common stock. In addition, the existence of these securities may adversely affect the terms on which we can obtain additional equity financing.

In March 2002, our board of directors authorized shares of series D junior participating preferred stock in connection with its adoption of a stockholder rights plan, under which we issued rights to purchase series D convertible preferred stock to holders of our common stock. Upon certain triggering events, such rights become exercisable to purchase shares of common stock (or, in the discretion of our board of directors, series D convertible preferred stock) at a price substantially discounted from the then current market price of our common stock.

Under our certificate of incorporation, our board of directors has the authority to issue up to 1.0 million shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. While we have no present intention to authorize any additional series of preferred stock, such preferred stock, if authorized, may have other rights, including economic rights senior to the common stock, and, as a result, their issuance could have a material adverse effect on the market value of our common stock.

We do not intend to pay cash dividends on our common stock. As a result, you will not receive any periodic income from an investment in our common stock.

We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for use in the development and expansion of our business. In addition, applicable provisions of Delaware law and our debt instruments may affect our ability to declare and pay dividends on our common stock and our preferred stock. Accordingly, you should not expect to receive any periodic income from owning our common stock. Any economic gain on your investment will be solely from an appreciation, if any, in the price of the stock.

Anti-takeover provisions could impede or discourage a third-party acquisition of our company. This could prevent stockholders from receiving a premium over market price for their stock.

We are a Delaware corporation. Anti-takeover provisions of Delaware law impose various obstacles to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our Board of Directors has adopted a stockholder rights plan and has designated a series of preferred stock that could be used defensively if a takeover is threatened. Our incorporation under Delaware law and our stockholder rights plan could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock. This could reduce the market value of our common stock if investors view these factors as preventing stockholders from receiving a premium for their shares.

We are exposed to market risk from foreign currency exchange rates.

With two operating subsidiaries and third party manufacturers in Europe, economic and political developments in the European Union can have a significant impact on our business. Crinone®, Prochieve®, Advantage-S®, RepHresh®, Striant® and Replens® (except Replens® sold in the U.S.) are manufactured in Europe. We are exposed to currency fluctuations related to payment for the manufacture of our products in Euros and other currencies and selling them in U.S. dollars and other currencies.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, and general optimism about future operations or operating results. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,”“outlook,”“believes,”“estimates,”“intends,”“may,”“will,”“should,”“anticipates,”“expects” or “plans,” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategy or risks and uncertainties.

These forward-looking expectations are based on current assumptions within the bounds of management’s knowledge of our business and operations and which management believes are reasonable. These assumptions are subject to risks and uncertainties, and actual results could differ materially from expectations because of issues and uncertainties such as those listed under the caption “Risk Factors” and elsewhere in this prospectus which, among others, should be considered in evaluating our future financial performance. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this prospectus. Readers are advised to consult any further disclosures we may make on related subjects in subsequent reports filed with the SEC.

Additional information on factors that may affect our business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus.

USE OF PROCEEDS

The shares of common stock being offered are solely for the accounts of the selling stockholders pursuant to their contractual registration rights. No proceeds will be generated by the issuance of shares of common stock upon conversion of shares of series E convertible preferred stock. We will receive the exercise price payable in connection with exercises of the warrants, which we intend to use for general corporate purposes. We will not receive any proceeds from the resale of the shares of the selling stockholders. See “Selling Stockholders.”

SELLING STOCKHOLDERS

3,450,000 shares of common stock that may be offered and sold pursuant to this prospectus are issuable upon conversion of our outstanding series E convertible preferred stock. 450,000 shares of our common stock that may be offered and sold pursuant to this prospectus are issuable upon exercise of outstanding warrants. The selling stockholders identified below are the holders of our series E convertible preferred stock as of the date hereof, except for G. Frederick Wilkinson and James J. Apostolakis, who are each holders of warrants as of the date hereof.

The following table sets forth information about the selling stockholders and the number of shares of common stock beneficially owned by them, including upon conversion of the series E convertible preferred stock or exercise of the warrants, as applicable. We received this information from the selling stockholders. Except for G. Frederick Wilkinson, who is our President and Chief Executive Officer, and James J. Apostolakis, who was our Vice President, Investor Relations, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Columbia or any of our predecessors or affiliates. The following table assumes that the selling stockholders sell all of the shares registered under the registration statement of which this prospectus forms a part and shown as beneficially owned by them. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act. Therefore, we are unable to determine the exact number of shares that actually will be sold.

The number and percentage of shares beneficially owned is based on 41,751,934 shares issued and outstanding as of May 31, 2005, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, or the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling shareholder has the right to acquire within 60 days of May 31, 2005 through the exercise of any stock option or other rights.

The shares of common stock are being registered to permit public secondary trading of the shares and the selling stockholders may offer the shares for sale from time to time. See “Plan of Distribution.”

Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to this Offering			Maximum Number of Shares of Common Stock Being Sold in this Offering	Number of Shares of Common Stock Beneficially Owned After this Offering (1)
	Number		Percent		Number		Percent
G. Frederick Wilkinson	1,163,750	(2)	2.72%	350,000	813,750	(3)	1.90%
James J. Apostolakis	1,717,374	(4)	4.04%	100,000	1,617,374	(5)	3.80%
Perry Partners, L.P.	1,505,314		3.56%	473,200	1,032,114		2.44%
Perry Partners International, Inc.	4,062,051		9.44%	1,276,800	2,785,251		6.47%
Knott Partners, LP	1,521,518	(6)	3.57%	399,000	1,122,518	(7)	2.64%
Matterhorn Offshore Fund Ltd.	1,424,241		3.37%	479,000	945,241		2.24%
Common Fund Hedged Equity Co.	180,400		*	49,000	131,400		*
Shoshone Partners, LP	683,200		1.63%	259,000	424,200		1.01%
ANNO, LP	44,900		*	14,000	30,900		*
Harvest Capital, LP	245,826		*	120,350	125,476		*
New Americans, L.L.C.	69,966		*	34,600	35,366		*
Harvest AA Capital, LP	51,856		*	25,150	26,706		*
CL Harvest, LLC	26,189		*	12,900	13,289		*
Harvest Offshore Investors, Ltd.	620,495		1.48%	307,000	313,495		*

* Less than 1.0%.

(1)	Assumes the maximum number of shares registered under the registration statement of which this prospectus forms a part is sold.

(2)	Includes 1,093,750 shares of common stock that may be acquired through the exercise of convertible securities within 60 days of May 31, 2005.

(3)	Includes 743,750 shares of common stock that may be acquired through the exercise of convertible securities within 60 days of May 31, 2005.

(4)	Includes 762,428 shares of common stock that may be acquired through the exercise of convertible securities within 60 days of May 31, 2005.

(5)	Includes 662,428 shares of common stock that may be acquired through the exercise of convertible securities within 60 days of May 31, 2005.

(6)	Includes 826,338 shares of common stock that may be acquired through the exercise of convertible securities within 60 days of May 31, 2005.

(7)	Includes 427,338 shares of common stock that may be acquired through the exercise of convertible securities within 60 days of May 31, 2005.

PLAN OF DISTRIBUTION

The selling stockholders may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may offer their shares for sale in one or more of the following transactions:

•	on the Nasdaq National Market;

•
through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which any of the shares of common stock are then listed, admitted to unlisted trading privileges or included for quotation at the time of sale;

•	in the over-the-counter market; and

•	in privately negotiated transactions.

The transactions in the shares may be effected by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer;

•	block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; or

•	negotiated transactions between selling stockholders and purchasers without a broker or dealer.

The selling stockholders may sell their shares directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, the broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the selling stockholders and/or the purchasers of the shares for whom they may act as agent or to whom they sell the shares as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). We have not been advised of any selling arrangement at the date of this prospectus between any selling stockholder and any broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

In connection with the distribution of the shares, certain of the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of the shares to the broker-dealer. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged shares.

The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any such broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.

LEGAL MATTERS

For the purposes of this offering, Kaye Scholer LLP, New York, New York is passing upon the validity of the common stock offered by this prospectus.

EXPERTS

Goldstein Golub Kessler LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, as amended, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part. Our financial statements and management’s assessment are incorporated by reference in reliance on Goldstein Golub Kessler LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities laws require us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms, including those located at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offering under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to our company and the securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

The SEC allows us to “incorporate by reference” certain information we file with them in this prospectus. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus. The following documents filed by us with the SEC and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-10352) made prior to the termination of this offering are incorporated by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2004, filed March 16, 2005;

•	our Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2004, filed April 29, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed May 10, 2005;

•
our Current Reports on Form 8-K filed on January 3, 2005, February 2, 2005, March 1, 2005, March 23, 2005, April 11, 2005, May 12, 2005 (other than Item 2.02 and Exhibit 99.1 thereto) and May 20, 2005; and

•	the description of our common stock contained in our registration statement on Form 8-A, as filed on February 8, 2004 with the SEC.

Our website is http://www.columbialabs.com. Our website links to our filings available on the SEC website. We will also provide electronic or paper copies of our filings free of charge upon request. Information contained on our website or any other website is not incorporated into this prospectus and does not constitute a part of this prospectus. You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at:

Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07034
Attention: David L. Weinberg, Chief Financial Officer
(973) 994-3999

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF  JUNE 23, 2005. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

COLUMBIA LABORATORIES, INC.

3,900,000 SHARES
COMMON STOCK

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PROSPECTUS
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June 23, 2005